UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)

Under the Securities Exchange Act of 1934

Blue Sphere Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09605C202
(CUSIP Number)

Adam D. Averbach, Esq. Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box☒

SCHEDULE 13D
CUSIP No. 09605C202
1	NAMES OF REPORTING PERSONS

Lazarus Management Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
80,889,896

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
80,889,896

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,889,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.0%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D
CUSIP No. 09605C202
1	NAMES OF REPORTING PERSONS

Justin B. Borus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
80,889,896

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
80,889,896

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,889,986

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.0%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D
CUSIP No. 09605C202
1	NAMES OF REPORTING PERSONS

Lazarus Israel Opportunities Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,718,018

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
54,718,018

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,718,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.4%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 09605C202
1	NAMES OF REPORTING PERSONS

Lazarus Israel Opportunities Fund II LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,098,674

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,098,674

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,098,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 09605C202

1	NAMES OF REPORTING PERSONS

Lazarus Investment Partners LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,073,204

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,073,204

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,073,204

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%

14	TYPE OF REPORTING PERSON
PN

Explanatory Note

This Amendment No. 7 amends and supplements the statement on Schedule 13D originally filed by Lazarus Management Company LLC (“Lazarus Management”), Justin B. Borus, Lazarus Israel Opportunities Fund LLLP (“Lazarus Israel I”), Lazarus Israel Opportunities Fund II LLLP (“Lazarus Israel II”) and Lazarus Investment Partners LLLP (“Lazarus Partners”).  Lazarus Management, Mr. Borus, Lazarus Israel I, Lazarus Israel II and Lazarus Partners are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”  Lazarus Israel I, Lazarus Israel II and Lazarus Partners are collectively referred to as the “Funds.”  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.  All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.  The information set forth in response to each Item shall be deemed to be a response to all Items where such information is relevant.

Reporting Persons are filing this Amendment No. 7 to report a decrease in the percentage of common stock owned by the Reporting Person resulting from an increase in the number of shares of the Issuer’s common stock outstanding based on information contained in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2016.

Item 5.  Interest in Securities of the Issuer.

(a)-(e)  Reference is made to Items 7, 9, 11 and 13 of pages 2-6 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule by Lazarus Israel I consist of 42,218,018 Shares and warrants to purchase an additional 12,500,000 Shares (“Warrants”).  The securities reported by Lazarus Israel II consist of 12,371,401 Shares and 2,727,273 Warrants.  The securities reported by Lazarus Partners consist of 8,800,476 Shares and 2,272,728 Warrants.  The securities reported by Lazarus Management and Mr. Borus consists of the sums of the Shares and Warrants held by the Funds.  The calculation of percentage of beneficial ownership in Item 13 of pages 2-6 was calculated based on 242,966,884 Shares outstanding as of August 1, 2016 as reported by the Issuer in its Form 10-Q filed on August 8, 2016.

The Reporting Persons effected the transactions in the Issuer’s shares as set forth in Exhibit B since the most recent filing on Schedule 13D on July 14, 2016.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:
Joint Filing Agreement, dated as of August 12, 2016, by and among Lazarus Management Company LLC, Justin B. Borus, Lazarus Israel Opportunities Fund LLLP, Lazarus Israel Opportunities Fund II LLLP and Lazarus Investment Partners LLLP.

Exhibit B:	Transactions in Shares effected since most recent filing on Schedule 13D on July 14, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2016

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

/s/ Justin B. Borus
Justin B. Borus
LAZARUS ISRAEL OPPORTUNITIES FUND LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS ISRAEL OPPORTUNITIES FUND II LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager